July 14, 2010

VIA EDGAR
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Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION:       JAY WILLIAMSON
                 DIVISION OF CORPORATE FINANCE

Dear Sirs:
                 RE:      OBSCENE JEANS CORP. (THE "COMPANY")
                          AMENDMENT TO REGISTRATION STATEMENT ON FORM S-1
                          FILE NO. 333-166064
                          FILED JUNE 18, 2010
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We are the solicitors for the Company. We refer to your letter of June 28, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed June 18, 2010. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

SUMMARY INFORMATION
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1.       Response: The Company has considered Rule 415(a)(1)(ix) and will offer the securities registered under its Registration Statement in a prompt manner relying on certain exemptions within state securities laws for individual issuances. If the need to offer and sell a larger number of shares to a larger number of investors arises, and such offer and sale is not exempted under specific state legislation, the Company plans to apply for 'blue sky' registration in the specific state.

Additionally, the Company has revised the disclosure in its Amended Registration Statement on Form S-1 filed concurrently with this response to review the disclosure in its risk factor dealing with 'blue sky' laws as follows:

            "We do not know whether our securities will be registered or exempt from registration under the laws of any state. A determination regarding registration will be made by those broker-dealers, if any, who agree to serve as market makers for our common stock. We have not yet applied to have our securities registered in any state and will not do so until we receive expressions of interest from investors resident in specific states after they have viewed this Prospectus. We will initially focus our offering in the state of Florida and will rely on exemptions found in section 517.061 of the Florida Securities and Investor Protection Act. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. You should therefore consider the resale market for our common stock to be limited, as you may be unable to resell your shares without the significant expense of state registration or qualification."

BUSINESS DESCRIPTION, PAGE 21
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2.       Response: The Company has revised the disclosure relating to its plans on entering into an agreement with Ms. Stark-Cappelli under the Business Description Overview in its amended Registration Statement on Form S-1 filed concurrently with this response to state:

            "We do not currently have a management or design agreement in place with Ms. Stark-Cappelli and don't anticipate entering into an agreement with Ms. Stark-Cappelli until we raise at least $500,000 in order to fully implement our current business plan."

MANAGEMENT, PAGE 34
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3.       Response: The Company has added the following disclosure to its amended
Registration Statement on Form S-1 filed concurrently with this response:

            "Ms. Stark-Cappelli's experience in fashion design, her entrepreneurship in the establishment of her own businesses and her knowledge of the process of designing, producing and selling clothing products led us the conclusion that Ms. Stark-Cappelli should serve as our director."

FINANCIAL STATEMENTS
--------------------

GENERAL
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4.       Response: The Company has filed a concurrently dated consent from its auditors along with the Registration Statement on Form S-1.

EXHIBITS
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EXHIBIT 99
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5.       Response: The Company has revised the form of subscription agreement attached as an exhibit to the amended Registration Statement on Form S-1 filed concurrently with this response to remove all references to irrevocability of the subscription agreement.

                                        Yours truly,

                                        W.L. MACDONALD LAW CORPORATION

                                        Per: /s/ Konrad Malik

                                        Konrad Malik

KM/rl

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